United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant To Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July 2013

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.

(Exact Name of the Registrant as Specified in the Charter)

America Mobile

(Translation of Registrant’s Name into English)

Lago Zurich 245

Plaza Carso / Edificio Telcel

Colonia Granada Ampliación

11529 México, D.F., México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. (Check One) Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report on Form 6-K shall be deemed incorporated by reference into the Registrant’s Registration

Statement on Form F-3ASR (File No. 333-182394).

EXHIBITS

Pricing Agreement, dated July 15, 2013 (incorporating the Underwriting Agreement – Standard Provisions dated June 28, 2012) among América Móvil, S.A.B. de C.V., as Issuer, and Credit Suisse Securities (Europe) Limited, Banco Santander, S.A., Banca IMI S.p.A. and Citigroup Global Markets Limited, as Underwriters.	Exhibit 1.1

Seventh Supplemental Indenture, dated as of July 22, 2013, among América Móvil, S.A.B. de C.V., as Issuer, The Bank of New York Mellon, as Trustee, Security Registrar, Paying Agent and Transfer Agent, The Bank of New York Mellon, London Branch, as London Paying Agent, and The Bank of New York Mellon (Luxembourg) S.A., as Luxembourg Paying Agent and Luxembourg Transfer Agent, relating to the 4.948% Senior Notes due 2033.	Exhibit 4.1

Specimen of Global Note representing the 4.948% Senior Notes due 2033.	Exhibit 4.2

Opinion of Cleary Gottlieb Steen & Hamilton LLP, dated July 22, 2013.	Exhibit 5.1

Opinion of Bufete Robles Miaja, S.C., dated July 22, 2013.	Exhibit 5.2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 22, 2013

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/s/ Carlos José García Moreno Elizondo

Name:	Carlos José García Moreno Elizondo

Title:	Chief Financial Officer

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